                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 2 of 8 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,435,818
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,435,818
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,435,818
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 3 of 8 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,435,818
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,435,818
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,435,818
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 4 of 8 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,440,818(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,440,818(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,440,818(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  5,000 shares of Common Stock  underlying  options  granted to Mr.
     Lichtenstein that are exercisable within 60 days of the date hereof.

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 5 of 8 Pages
------------------------                            ----------------------------

          The following  constitutes  Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          Attached hereto as Exhibit 4 and  incorporated  herein by reference is an open  letter  from Steel  Partners  II to the  stockholders  of the Issuer in support of Steel Partners II's proposal to eliminate the  classification  of the
Issuer's  Board of  Directors  which has been  included  in the  Issuer's  proxy statement for the 2005 annual  meeting of  stockholders  scheduled to be held on
June 9, 2005.

     Item 7 is hereby amended to add the following exhibit:

          4.   Letter from Steel Partners II, L.P. to the  stockholders of Layne
               Christensen Company, dated May 25, 2005.

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 6 of 8 Pages
------------------------                            ----------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: May 25, 2005                        STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                           /s/ Warren G. Lichtenstein
                                           ----------------------------------
                                           WARREN G. LICHTENSTEIN

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 7 of 8 Pages
------------------------                            ----------------------------

                                  EXHIBIT INDEX

     EXHIBIT                                                          PAGE

1.   Joint Filing  Agreement by and among Steel Partners II,               --
     L.P.,   Steel   Partners,    L.L.C.   and   Warren   G.
     Lichtenstein,   dated  December  2,  2003   (previously
     filed).

2.   Purchase  Trading Plan  Agreement by and between  Steel               --
     Partners II, L.P. and Mutual  Securities,  Inc.,  dated
     January 15, 2004 (previously filed).

3.   Letter from Steel  Partners  II, L.P. to the  Corporate               --
     Secretary of Layne Christensen Company,  dated December
     21, 2004, submitting a stockholder proposal (enclosures
     omitted) (previously filed).

4.   Letter from Steel Partners II, L.P. to the stockholders                8
     of Layne Christensen Company, dated May 25, 2005.

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                       Page 8 of 8 Pages
------------------------                            ----------------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                               TEL (212) 758-3232
                               FAX (212) 758-5789

                                  May 25, 2005

Dear Fellow Stockholder,

Steel  Partners  II, L.P. is the owner of  1,435,818  shares of common  stock of
Layne   Christensen   Company  ("LAYN"  or  the  "Company")  and  third  largest stockholder  of LAYN. I am the managing  member of Steel Partners and a director of LAYN. Steel Partners is asking for your support FOR its stockholder  proposal included  in the  Company's  proxy  statement  for the 2005  annual  meeting  of stockholders, which asks the LAYN board of directors to take the steps necessary to declassify the LAYN board.  We believe that the annual election of the entire board of directors  will give LAYN  stockholders  the most direct and  effective voice in the governance of our company.

The Company's board is currently  divided into three classes,  each elected to a three-year  term. Any single  director must face the  stockholders  and have his performance  ratified  only once in three  years.  We  believe  sound  corporate governance practices,  such as the annual election of directors, will impose the level  of  management  accountability  necessary  to  help  insure  that  a good performance record continues over the long term.

As a governance matter,  the classified board is a paternalistic  anachronism in today's  investment  environment;  the underlying  premise is that  stockholders could be stampeded  into ousting the entire board to the  detriment of their own investment.  A classified  board will thus, in theory,  protect the stockholders from their own folly. We believe this is nonsense, and that LAYN's stockholders, a majority of whom are professional money managers, can make intelligent choices on their own. Consider that, in 2004,  according to the Investor  Responsibility
Research Center,  stockholder proposals to end board classification received, on average,  the favorable vote of 70.6% of the stockholder  votes cast. We believe these votes have sent a clear message that public companies should not ignore.

In casting your vote,  please  remember  that this proposal is a request for the board to act. LAYN's  stockholders  are unable to alter the classified  board on their own - they can only act after  approval by the board,  and thereafter by a supermajority  vote  of 80% of the  outstanding  shares  in a  separate  binding proposal  if  made at the  discretion  of the  board.  Your  vote  is  therefore critical.  LAYN's directors are your elected representatives.  Send them a clear message that you desire  stockholder  empowerment  and basic good  governance by voting FOR proposal 2 today.

Thank you for your support,

/s/ Warren G. Lichtenstein
----------------------------
Warren G. Lichtenstein
Steel Partners II, L.P.

             PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE
         ENTIRELY BY STEEL PARTNERS II, L.P.THIS IS NOT A SOLICITATION.
          PLEASE DO NOT SEND YOUR PROXY CARD TO STEEL PARTNERS II, L.P.